July 25, 2005

VIA FACSIMILE (202) 942-9544

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:       Re:   SYS Registration Statement on Form SB-2
        File No. 333-126065
        Form 10-KSB for the year ended June 30, 2004
        File No. 0-04169

Dear Ms. Jacobs:

This letter has been prepared in response to your letter of July 20, 2005 commenting upon the above-referenced filings.  Each of your comments is quoted below, and the response of SYS (the "Company") to each comment follows immediately thereafter.

Comment 1.  Please tell us whether any of the selling shareholders are affiliates of broker-dealers.  If so, please identify them in a footnote to the table and disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response to Comment 1.  At the time the securities were sold, the subscription agreement for the securities contained an inquiry with regard to whether each selling shareholder was an affiliate of a broker-dealer.  All of the definitive responses indicated that none of the selling shareholders are affiliates of broker-dealers.  As to those subscription agreements in which an ambiguity existed, the Company has canvassed the applicable selling shareholders and, based upon that investigation, the Company represents that two selling shareholders are affiliates of broker-dealers.  They are Benchmark Partners, L.P. and Whiffletree Partners L.P.  They purchased the shares in the ordinary course of business and, at the time of the purchase of the shares, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Comment 2.  The paragraph containing management's conclusions as to the effectiveness of your disclosure controls and procedures neither references Rule 13(a)-15(e), which defines the term, nor reiterates the definition.  Please revise to specify that management is rendering its conclusion regarding the Company's disclosure controls and procedures as defined in Rule 13(a)-15(e) of the Exchange Act.

Response to Comment 2.  The Company hereby confirms that management reached its conclusion regarding the Company's disclosure controls and procedures as defined in Rule 13(a)-15(e) of the Exchange Act, and undertakes that it will include a reference to Rule 13(a)-15(e) with regard to the definition of disclosure controls and procedures in all future filings under the Exchange Act.

Comment 3.  We note that your disclosure regarding changes in internal control over financial reporting indicates that there were changes "that occurred during the last fiscal year . . . ."  Please note that Item 308(c) of Regulation S-B requires that changes should be described that occurred during the issuer's "fourth fiscal quarter," in the case of an annual report, that would materially affect or are reasonably likely to materially affect the issuer's internal control over financial reporting.  Please confirm, if true, that changes occurred during the fourth fiscal quarter and that you will conform your disclosure to the requirements of Item 308(c) in future filings.

Response to Comment 3.  The five changes identified in Section 8 of the referenced Report on Form 10-KSB occurred throughout the fiscal year ended June 30, 2004, including the fourth quarter.  SYS will confirm its disclosure to the requirements of Item 308(c) in future filings.

Very truly yours,

SYS

By:	/s/ Edward M. Lake Edward M. Lake Chief Financial Officer
cc:	Maryse Mills-Apenteng Otto E. Sorensen